Soaring Eagle Acquisition Corp.

2121 Avenue of the Stars, Suite 2300

Los Angeles, CA 90067

February 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jonathan Burr

Pamela Howell

Re:	Soaring Eagle Acquisition Corp.

Registration Statement on Form S-1

Filed December 23, 2020, as amended

File No. 333-251661

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Soaring Eagle Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 23, 2021, or as soon thereafter as practicable.

Please call Daniel Nussen of White & Case LLP at (213) 620-7796 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Soaring Eagle Acquisition Corp.

By:	/s/ Harry E. Sloan

Name: Harry E. Sloan
Title: Chief Executive Officer

cc:	Daniel Nussen, White & Case LLP

[Signature Page to Acceleration Request]